Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOULO-GOUNKOTO SUCCESS DRIVES SUSTAINABLE DELIVERY OF LOCAL COMMUNITY BENEFITS

Loulo, Mali, 1 August 2014 - The Loulo-Gounkoto gold mining complex, the largest of its kind in Mali and one of the largest in Africa, continues to make strong headway in its drive to increase production and contain costs, Randgold Resources’ chief executive Mark Bristow said here today. Randgold owns 80% of the complex with the state of Mali holding the rest.

Bristow told a media update briefing that the complex’s importance to the Malian economy was demonstrated by the fact that it currently accounts for some 8% of the country’s GDP. In addition to the substantial contribution it makes to the Malian treasury in the form of dividends, taxes and royalties, Loulo-Gounkoto’s continuing success has also enabled it to provide a wide range of life-changing benefits to local communities. This, he said, was in line with Randgold’s commitment to share the value it created with all its stakeholders, including the people of its host countries.

One of the major achievements of this approach was the significant contribution Randgold was making to national skills growth in Mali through scholarship programmes, hands-on training and career development. As a direct result of this effort, Loulo-Gounkoto is managed and operated by an almost entirely Malian team, with the country’s nationals accounting for 94% of the total workforce.

In addition, the complex has set up community-led commissions to direct each of its strategic community investment sectors, including potable water provision, education, healthcare and food security. Investment projects are run by the community, with guidance from Loulo-Gounkoto’s management.

Another initiative is the development of local agribusinesses. The relevant community development committees are being converted into cooperatives, which during the course of this month will be securing agricultural land selected by the communities and tested by Mali’s National Agricultural Institute. Construction of an agricultural training centre will also start this month and a number of pilot projects, which will serve as training units, have been identified.

To boost the local economy generally, the complex will fund a microfinance provider to help finance small business initiatives, particularly those started by the women in the community.

“As the two key stakeholders in this complex, the government of Mali and the management of Loulo-Gounkoto have a joint responsibility to ensure that it continues to generate substantial benefits for its communities and the country, not just for today but for future generations,” Bristow said.

“One of the issues we still have to address together is the challenge of illegal mining, which impacts on Loulo-Gounkoto’s capacity to deliver these benefits and, even worse, is threatening the integrity of Mali’s vitally important national assets, damaging the environment and exploiting sectors of the community.”

RANDGOLD ENQUIRIES

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+44 788 071 1386	+223 66 75 61 36	+44 20 7557 7738
+223 66 75 01 22	+223 20 20 16 94	Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled',

'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.